Ms. Jan Woo, Legal Branch Chief

Ms. Anna Abramson, Staff Attorney

Office of Technology

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

September 14, 2021

Re:	RoyaltyTraders LLC

Amendment No. 2 to Offering Statement on Form 1-A

Filed August 27, 2021

File No. 024-11532

Dear Ms. Woo,

We acknowledge receipt of the comments in the letter dated September 13, 2021 from the staff of the Division of Corporation Finance (the “Staff”) regarding the Offering Statement of RoyaltyTraders LLC (the “Company”), which we have set out below, together with our responses.

Amendment 2 to Form 1-A filed August 27, 2021

Summary

The Offerings, page 3

1.	Please explain why you consider the Royalty Share Units to be debt instruments or remove the disclosure stating they are debt instruments.

The Company has amended its disclosure to reflect that the securities are investment contracts. The use of “debt” was incorrect. The intention was to reinforce that the securities are not equity securities of the Company.

Plan of Distribution and Selling Securityholders

After the Auction, page 16

2.	We note your disclosure that “‘winning’ bidders” will have “reserved” a number of Royalty Share Units based on their auction bids. Please provide your analysis as to how the auction complies with Securities Act Rule 255(a) which prohibits the solicitation of any commitment, binding or non-binding, until the qualification of the offering statement.

As disclosed in the offering circular, the auction process is for the purposes of price discovery, where no commitments from investors or any person occurs until the investor decides to act following qualification of the offering statement. In effect, the Company is using a more structured format to receive indications of interests under Rule 255(a) in order to direct its solicitations following qualification to ensure that each investor who has indicated interest has the opportunity to acquire Royalty Share Units. However, there is no obligation for an investor who indicated interest to invest or even respond to the Company. Following qualification, if an investor desires to invest more than the amount they have previously indicated interest, the Company merely intends to limit that investor’s purchase to the amount they previously indicated interest until it is clear all investors who have indicated interest have had the opportunity to participate.

As such, the Company’s non-binding price discovery auction format complies with Rule 255(a) as there is no solicitation or acceptance of money or other consideration, nor of any commitment, binding or otherwise, other than what the prospective investors has communicated to determine whether there is any interest in the contemplated offering.

Securities Being Offered

Distributions to Holders of Royalty Share Units, page 30

3.	We note your disclosure that distributions are made at the end of the calendar quarter. However, in your example, you list April 30, 2022 as the end of a quarter. Please reconcile.

The Company has amended its disclosure to correctly reflect the end of the example fiscal quarter being March 31, 2021.

Part III – Exhibits, page 32

4.	It appears that you have completed the auction process for the “Hit the Quan” royalties. Please file the materials provided to potential purchasers of Royalty Share Units under Rule 255 of Regulation A in connection with that auction process, including any information regarding priority for “winning bidders,” or explain why you believe those materials are substantively the same as materials previously filed with the offering statement. Refer to section 13 of Item 17 on Form 1-A.

The Company has filed copies of all communications used as part of the auction process for the “Hit the Quan” royalties, including an email communication describing the process for persons who have made successful bids and will be first notified about the opportunity to invest following qualification of the offering statement.

Thank you again for the opportunity to respond to your questions to the Offering Statement of RoyaltyTraders LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc:

Sean Peace

Alexander Guiva

Managers

RoyaltyTraders LLC